Pacific Rodera Ventures Inc.
707 - 1030 West Georgia Street
Vancouver, British Columbia
Canada V6E 2Y3
Tel: (604) 689-2646 Fax: (604) 689-1289

April 2, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention:   H. Roger Schwall

Dear Sir:

Re:    Pacific Rodera Ventures Inc. (the "Corporation")
Form 10-SB filed January 23, 2002
Amended on February 7, 2002
File No. 0-49601

Reference is made to Mr. Schwall's letter dated March 22, 2002, concerning the Form 10-SB filed by the Corporation on January 23, 2002 and Amended on February 7, 2002.

The Corporation hereby requests for withdraw of its Registration Statement on Form 10-SB. This request is made because we cannot file an amendment in response to the comments of the letter dated March 22, 2002 prior to the date that the Registration Statement will become automatically effective.

Thank you for your consideration. I can be reached at (604) 689-2646.

Yours truly,
PACIFIC RODERA VENTURES INC.

Per:   /s/"Harry Chew"

Harry Chew

cc: Fraser and Company
    Attention: Kit Lui
cc: Johanna V. Losert